Filed Pursuant to Rule 424(b)(3)

Registration No. 333-265953

PROSPECTUS SUPPLEMENT NO. 24

(to Prospectus dated August 5, 2022)

MSP RECOVERY, INC.

Up to 6,369,856 Shares of Class A Common Stock

Up to 755,200,000 Warrants to Purchase Shares of Class A Common Stock

Up to 1,652,127 Shares of Class A Common Stock Underlying Warrants

This prospectus supplement no. 24 amends and supplements the prospectus dated August 5, 2022 (as supplemented or amended from time to time, the “Prospectus”), which forms a part of our Registration Statement on Form S-1 (No. 333-265953). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission (the “SEC”) on November 22, 2024 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

This prospectus relates to the offer and sale from time to time by the selling securityholders named in this prospectus (the “Selling Securityholders”), or their permitted transferees, of up to 6,369,856 shares of our Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”) issued or issuable to certain Selling Securityholders (the “Total Resale Shares”), as follows:

•
up to 1,208,840 shares of Class A Common Stock issued or issuable to the Selling Securityholders, including the Sponsor (as defined below), upon the exercise of up to 325,000 Private Warrants (as defined below) and up to 755,200,000 New Warrants (as defined below), and the resale from time to time of such New Warrants. The Private Warrants were originally included in the Private Units (as defined below) issued in a private placement simultaneously with the Company.
•
up to 9,200 shares of Common Stock issued to certain Selling Securityholders, including the Sponsor, in connection with the Business Combination (as defined below) upon conversion of the Founder Shares (as defined below). The Founder Shares were originally issued at a price of $3.125 per share.
•
up to 1,040 shares of Class A Common Stock included in the Private Units, which were originally issued to certain Selling Securityholders, including the Sponsor, together with the Private Warrants at a price of $250.00 per unit.
•
up to 5,068,749 shares of Class A Common Stock exchangeable for Up-C Units originally issued to certain Selling Securityholders, including the Members (as defined below), as consideration in the Business Combination for their membership interests in the MSP Purchased Companies (as defined below) or issuable pursuant to the terms of existing contracts.
•
up to 80,036 shares of Class A Common Stock issued to certain Selling Securityholders upon exchange of Up-C Units designated by the Members and issued in a private placement by the Company in lieu of a corresponding number of Up-C Units to which such Members were otherwise entitled but designated back to the Company and Opco pursuant to the terms of the Business Combination. Such Selling Securityholders paid no cash consideration for such Up-C Units or the underlying shares of Common Stock.

•
up to 1,991 shares of Class A Common Stock issued to certain Selling Securityholders in a private placement by the Company pursuant to the terms of existing contracts. Such Selling Securityholders paid no cash consideration for such shares of Common Stock.

In addition, this prospectus relates to the issuance by us of up to 1,652,127 shares of our Class A Common Stock issuable upon exercise of warrants as follows:

•
7,252 shares of Class A Common Stock issuable upon the exercise of up to 4,532,405 Public Warrants (as defined below), which were originally issued in the initial public offering of units of the Company at a price of $250.00 per unit, with each unit consisting of one share of Class A Common Stock and one-half of one Public Warrant. Following anti-dilution adjustments made in connection with the Business Combination, the Public Warrants have an exercise price of $0.0625 per share. Because the exercise price of the Public Warrants is only $0.0625 per share, we believe holders of the Public Warrants will likely exercise their Public Warrants. However, given the low exercise price, we would only receive nominal proceeds (less than $500) therefrom.
•
1,644,875 shares of Class A Common Stock issuable upon the exercise of up to 1,028,046,326 New Warrants (as defined below), which were originally distributed to stockholders of the Company without charge as a dividend pursuant to the terms of the Business Combination. The New Warrants have an exercise price of $7,187.50 per share. The exercise price of the New Warrants are highly dependent on the price of our Class A Common Stock and the spread between the exercise price of the New Warrants and the price of our Common Stock at the time of exercise. If the market price for our Class A Common Stock is less than $7,187.50 per share, we believe warrant holders will be unlikely to exercise their New Warrants. The last reported sale price of the Class A Common Stock, as indicated below, is currently significantly below the $7,187.50 per share exercise price. There is no guarantee therefore that holders will exercise the New Warrants, and in any event, even if holders exercise New Warrants, we will not retain any proceeds from the exercise of the New Warrants, as described below. We do not expect to rely on the cash exercise of the New Warrants to fund our operations. Instead, we intend to rely on our primary sources of cash discussed elsewhere in this prospectus to continue to support our operations. See “The Company and Management’s Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources” for additional information.

Our Common Stock, Public Warrants and New Warrants are listed on Nasdaq under the symbols “LIFW,” “LIFWZ,” and “LIFWW.” On November 20, 2024, the closing price of Common Stock was $1.61 per share, the closing price of our Public Warrants was $0.0725 per warrant and the closing price of our New Warrants was $0.002 per warrant.

Effective at 11:59 PM EDT on November 15, 2024, the Company amended its Second Amended and Restated Certificate of Incorporation filed with the Secretary of State of the State of Delaware to effect a 1-for-25 reverse stock split of the Company’s common stock (the “Reverse Split”). Unless otherwise noted, the share and per share information in this Prospectus Supplement No. 24 have been adjusted to give effect to the Reverse Split.

Investing in our securities involves risks. Before you invest in our securities, please carefully read the information provided in the “Risk Factors” section beginning on page 9 of the Prospectus and any in any applicable prospectus supplement, and Item IA of our Annual Report on Form 10-K for the fiscal year ending December 31, 2023, filed with the SEC on April 15, 2024.

Neither the SEC nor any state securities commission has approved or disapproved of the securities to be issued under the Prospectus or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is November 22, 2024.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): November 21, 2024

MSP Recovery, Inc.

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation)	001-39445 (Commission File Number)	84-4117825 (I.R.S. Employer Identification No.)

3150 SW 38th Avenue Suite 1100 Miami, Florida		33146
(Address of principal executive offices)		(Zip Code)

(305) 614-2222

(Registrant’s telephone number, including area code)

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common stock, $0.0001 par value per share	LIFW	The Nasdaq Global Market

Redeemable warrants, each lot of 625 warrants exercisable for one share of Class A common stock at an exercise price of $7,187.50 per share	LIFWW	The Nasdaq Global Market

Redeemable warrants, each lot of 625 warrants exercisable for one share of Class A common stock at an exercise price of $0.0625 per share	LIFWZ	The Nasdaq Global Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01 Other Events.

On November 22, 2024, MSP Recovery, Inc. (the “Company”) issued a press release announcing that it entered into a $2.0 million pharmaceutical litigation settlement, subject to finalizing terms in a global settlement agreement. A copy of the Company’s press release announcing the settlement agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 9.01. Financial Statements and Exhibits.

(d)
Exhibits

Exhibit Number	Description
99.1	Press Release dated November 22, 2024
104	Cover Page Interactive File (the cover page tags are embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MSP RECOVERY, INC.
Dated: November 22, 2024

	By:	/s/ Alexandra Plasencia
	Name:	Alexandra Plasencia
	Title:	General Counsel

Exhibit 99.1

LifeWallet Announces a $2 Million Pharmaceutical Litigation Settlement and Ongoing Settlement Negotiations with Multiple P&C Insurers, Pharmaceutical and Medical Device Manufacturers, While Advancing Efforts to Combat Systemic Medicare Waste, Which Aligns With Initiatives of the Newly-Formed Department of Government Efficiency (DOGE)

MIAMI, Nov. 22, 2024 (GLOBE NEWSWIRE) -- MSP Recovery, Inc. d/b/a LifeWallet (NASDAQ: LIFW) (“LifeWallet” or the “Company”) announces it reached a preliminary $2 million settlement as part of its portfolio of pharmaceutical litigation cases, while engaging in ongoing settlement negotiations with other pharmaceutical and medical device manufacturers, as well as property and casualty (“P&C”) insurers. LifeWallet also recently entered into an agreement with one of the Company’s lenders, securing a limited waiver of the Company’s obligation to pay a promissory note, which is expected to provide additional liquidity to the Company.

LifeWallet CEO, John H. Ruiz, is confident in the Company’s continued progress, saying, “Our commitment to discovering waste and recovering improper healthcare payments will continue to have a positive widespread impact.” He continues, “By tackling waste through legal, operational, and technological avenues, LifeWallet is committed to recovering improperly paid funds and promoting accountability within the healthcare system, benefitting all Americans.”

Pharmaceutical Litigation Settlement

On November 21, 2024, LifeWallet reached a preliminary settlement totaling $2 million, subject to finalizing terms in a global settlement agreement, against a defendant for alleged violations of the Racketeer Influenced and Corrupt Organizations Act (“RICO”), and violation of various state consumer protection laws and unjust enrichment laws. The terms of the settlement are a combination of monetary and non-monetary considerations, with the non-monetary considerations involving LifeWallet obtaining prescription drug claims data that will assist in identifying and recovering against other responsible parties, including, but not limited to, at least twelve other pharmaceutical manufacturers, and distributors.

Ongoing Settlement Negotiations

As part of LifeWallet’s owned claims portfolio, the Company is also engaged in ongoing litigation against property and casualty insurers and other pharmaceutical and medical device manufacturers based on claims of anti-competitive pricing, RICO, violation of state consumer protection statutes, and defective medical products or prescription drugs.

On November 11, 2024, the Company announced two comprehensive settlements with P&C insurers, totaling more than $5.2 million, which offer a going-forward process to collaboratively and timely resolve future claims and share important historical data. LifeWallet’s exclusive data matching with primary payers is expected to enhance its claims reconciliation capabilities by identifying claims owned by LifeWallet that it may have a right to recover on, benefiting Medicare plans and downstream entities. These recent P&C insurer settlements follow three other settlements against P&C insurers earlier this year. Some of these settlements require the P&C insurers to provide data to the LifeWallet clearinghouse platform that was designed and created by LifeWallet and Palantir Technologies, Inc. (NYSE: PLTR).

The LifeWallet/Palantir clearinghouse is a hybrid between a statistical analysis system model and one that identifies improper payments, while also having the capability to provide patients, providers, and attorneys with an individual's current and past medical conditions as they relate to improper payments or potential claims against the world's largest pharmaceutical and medical device companies.

Exhibit 99.1

LifeWallet notes these settlements are not a guarantee that its portfolio of assigned claims (owed by other Primary Payers) can be settled with the same or similar terms. The settlement values are a combination of monetary and non-monetary considerations, with the non-monetary considerations involving LifeWallet obtaining data on all the claims that were processed and paid by the P&C Insurers, and the P&C Insurers' assignment of rights to collect against other responsible parties. LifeWallet expects this will enhance its ability to discover liens and recover payments owed more efficiently than through litigation. It also enables LifeWallet to pursue a diversified number of entities that failed to pay liens or collected twice for the same bills, both from the insurer and LifeWallet's assignor clients.

LifeWallet's Efforts to Discover and Recover Medicare and Medicaid Waste

The Scope of the Problem

Improper payments by Medicare and Medicaid contribute significantly to government waste, accounting for billions of dollars annually.

• In fiscal year 2022, the United States Government Accountability Office (GAO) reported $247 billion in improper payments across 82 programs, with approximately 52% attributed to Medicare and Medicaid (1). This statistic was highlighted by Elon Musk, who is expected to head the newly established Department of Government Efficiency (DOGE) (x.com/doge), which will function as a newly created advisory board to President-elect Donald Trump. Musk commented the above numbers are “just the tip of the iceberg. The actual fraud and waste in government spending is much higher.”

• With Medicare and Medicaid spending surpassing $1 trillion in 2023, (2) estimated waste due to accident-related injuries exceeds $100 billion.

LifeWallet's Initiatives Align with Reducing Government Waste

LifeWallet is dedicated to discovering and recovering substantial improper payments within the Medicare and Medicaid systems, particularly focusing on the Medicare Advantage program. These improper payments often result from systemic communication failures among stakeholders, leading to Medicare erroneously covering accident-related injuries and failing to recuperate those funds.

• Litigation Against Improper Payments: In 2024, LifeWallet has agreed to five settlements against property and casualty insurers, in aggregate totaling more than $10 million dollars to settle historical claims of improper payments, as well as obtain data to pursue claims for additional improper payments and establish a clearinghouse to efficiently settle future claims with certain P&C Insurers.

• Additional Claims Acquisition: In October 2024, LifeWallet paid approximately $2 million dollars to acquire additional Medicare Secondary Payer (MSP) claims with an overall Paid Amount (3) exceeding $10.6 billion, encompassing over 450,000 Medicare members. This claims acquisition enhances LifeWallet's ability to identify and recover improper payments (4).

_______________________________________________

(1) https://www.gao.gov/products/gao-23-106285

(2) https://www.cms.gov/data-research/statistics-trends-and-reports/national-health-expenditure-data/nhe-fact-sheet#:~:text=Projected%20NHE%2C%202023%2D2032:%20Over%202023%2D32%20average%20NHE,2023%2C%20faster%20than%20GDP%20growth%20of%206.1%

Exhibit 99.1

• Technological Enhancements: In 2023, continuing into 2024, LifeWallet has developed the LifeWallet/Palantir clearinghouse that connects P&C Insurers to health plans, allowing for elimination of waste from improper payments made for accident-related injuries.

While these efforts represent steps toward addressing systemic issues in Medicare and Medicaid spending, comprehensive reform requires collaboration among all stakeholders. Individuals expected to be appointed to President-elect Trump's advisory committee, called the Department of Government Efficiency (DOGE), are emphasizing the importance of addressing Medicare waste, advocating for enhanced oversight and stricter enforcement measures to curb improper payments. Their efforts align with LifeWallet's continued mission to reduce waste and improve efficiency in healthcare spending.

Nomura Limited Waiver of Company's Obligation to Pay

On November 18, 2024, Company lender, Nomura Securities International, Inc. ("Nomura"), agreed to a limited waiver of the Company’s obligation to pay promissory note obligations using the proceeds of the Standby Equity Purchase Agreement dated November 14, 2023 by and between the Company and YA II PN, Ltd. until March 31, 2025, and up to an aggregate total of $4 million of such proceeds that would otherwise be paid to Nomura; provided that such proceeds be used to fund the operations of the Company. This waiver is expected to create more liquidity for the Company, to invest in accelerating healthcare reimbursement recoveries.

Forward Looking Statements

_______________________________________________

(3) “Paid Amount” (a/k/a Medicare Paid Rate or wholesale price) means the amount paid to the provider from the health plan or insurer. This amount varies based on the party making payment. For example, Medicare typically pays a lower fee for service rate than commercial insurers. The Paid Amount is derived from the Claims data we receive from our Assignors. In the limited instances where the data received lacks a paid value, our team calculates the Paid Amount with a formula. The formula used provides rates for outpatient services and is derived from the customary rate at the 95th percentile as it appears from standard industry commercial rates or, where that data is unavailable, the Billed Amount if present in the data. These amounts are then adjusted to account for the customary Medicare adjustment to arrive at the calculated Paid Amount. Management believes that this formula provides a conservative estimate for the Medicare paid amount rate, based on industry studies which show the range of differences between private insurers and Medicare rates for outpatient services. We periodically update this formula to enhance the calculated paid amount where that information is not provided in the data received from our Assignors. Management believes this measure provides a useful baseline for potential recoveries, but it is not a measure of the total amount that may be recovered in respect of potentially recoverable Claims, which in turn may be influenced by any applicable potential statutory recoveries such as double damages or fines. Where we have to extrapolate a Paid Amount to establish damages, the calculated amount may be contested by opposing parties. The figures pertaining to Medicare Member Lives as well as the paid amount were tabulated based on the data provided by health care plans; these figures may be subject to adjustment upon further investigation of the paid amounts reflected by the health plans.

(4) https://investor.lifewallet.com/news-releases/news-release-details/lifewallet-acquires-assignment-additional-msp-claims-overall

Exhibit 99.1

This press release contains forward-looking statements within the meaning of the federal securities laws. Forward-looking statements may generally be identified by the use of words such as “anticipate,” “believe,” “expect,” “intend,” “plan" and “will” or, in each case, their negative, or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts, including for example statements regarding potential future settlements. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. As a result, these statements are not guarantees of future performance or results and actual events may differ materially from those expressed in or suggested by the forward-looking statements. Any forward-looking statement made by the Company herein speaks only as of the date made. New risks and uncertainties come up from time to time, and it is impossible for the Company to predict or identify all such events or how they may affect it. the Company has no obligation, and does not intend, to update any forward-looking statements after the date hereof, except as required by federal securities laws. Factors that could cause these differences include, but are not limited to, the Company’s ability to capitalize on its assignment agreements and recover monies that were paid by the assignors; the inherent uncertainty surrounding settlement negotiations and/or litigation, including with respect to both the amount and timing of any such results; the success of the Company's scheduled settlement mediations; the validity of the assignments of claims to the Company; negative publicity concerning healthcare data analytics and payment accuracy; and those other factors included in the Company’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and other reports filed by it with the SEC. These statements constitute the Company’s cautionary statements under the Private Securities Litigation Reform Act of 1995.

About LifeWallet

Founded in 2014 as MSP Recovery, LifeWallet has become a Medicare, Medicaid, commercial, and secondary payer reimbursement recovery leader, disrupting the antiquated healthcare reimbursement system with data-driven solutions to secure recoveries from responsible parties. LifeWallet provides comprehensive solutions for multiple industries including healthcare, legal, and sports NIL. For more information, visit: LIFEWALLET.COM.

CONTACTS:

Media

Media@lifewallet.com

Investors

Investors@LifeWallet.com